Via Edgar

December 13, 2021

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE: Application for Withdrawal of Registration Statement filed on Form S-1 filed by Cannabis Global, Inc. on SEC File No. 333-259126

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), Cannabis Global, Inc., a Nevada corporation (the “Company”), hereby requests the immediate withdrawal of the Company's registration statement on Form S-1, which was filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2021 under File Number 333-259126 (together with all exhibits thereto, the “Registration Statement”). The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities as contemplated by the Registration Statement at this time.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Very truly yours,

/s/ Arman Tabatabaei

Principal Executive Officer